

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 16, 2011

<u>Via E-mail</u>
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

   RE: **Nucor Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 28, 2011
      File No 1-04119

Dear Mr Frias:

   We have reviewed your correspondence filed May 18, 2011 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>

1. We have read your response to comment 3 from our letter dated April 14, 2011. Please endeavor to provide additional detail and quantified analysis of your scrap metal costs and surcharges that provides investors an understanding through the eyes of management of the impact of changes in the price of scrap. For example, we note the following:

  • In your draft disclosure in response to our prior comment 3, you state you expect changes in scrap costs in the second quarter "to be more moderate than those experienced at the end of 2010 and beginning of 2011." Please consider whether more detailed analysis can be provided to allow an investor to understand recent changes and trends in the price of scrap metal and the potential or expected impacts on profitability in the near term.

- In your draft disclosure, you state the "majority" of your steel sales are to spot market customers and you sell contract tons "primarily" in your sheet operations. It is not clear whether this disclosure means that contract sales outside of your sheet operations are not material to your operations. As such, it is not clear why you have not provided quantified disclosure for products other than sheet steel. Please explain why you haven't proposed more specific disclosure of the percentage of sales to spot market customers vs. contract sales overall or for each of your major products.

- In your draft disclosure, you discuss the factors that influence the amount sold to contract customers in general terms and state it depends on overall market conditions at the time. Please quantify how the amounts have changed during recent periods, discuss the specific impact on your ability to respond to changes in raw materials prices in the current period, and disclose the specific impact on your margins from recent changes in this mix. If you believe this disclosure would not be useful to an investor, please explain the reasons.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 with any legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief